Exhibit 99.1
For Immediate Release
October 20, 2005
SAP Reports 20% Growth in Software Revenues for the 2005 Third Quarter
Company Raised Guidance for Full-year 2005 Software Revenues to a Range of 12 – 14% Growth
Third Quarter Net Income Increased 15%
Company Continued to Gain Peer Group Share
     WALLDORF – October 20, 2005 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the third quarter and nine months ended September 30, 2005. Highlights of the results are as follows.
HIGHLIGHTS – Third Quarter 2005
Revenues
•	Software revenues were €590 million for the third quarter of 2005 (2004: €491 million), representing an increase of 20% compared to the same period in 2004. At constant currencies[1], software revenues increased 19% year-over-year.
•	Total revenues for third quarter of 2005 were €2.01 billion (2004: €1.78 billion), which was an increase of 13% compared to the third quarter of 2004. At constant currencies[1], total revenues increased 12% year-over-year.
•	Software revenues in the U.S. increased 34% to €199 million for the third quarter of 2005 (2004: €149 million). At constant currencies[1], software revenues in the U.S. increased 34% year-over-year.
•	Software revenues in the EMEA region grew 6% to €263 million for the third quarter of 2005 (2004: €249 million). At constant currencies[1], software revenues in the EMEA region increased 6% compared to the third quarter of 2004. Software revenues in Germany rose by 12% year-over-year.

SAP Reports 20% Growth in Software Revenues	Page 2
•	Software revenues in the APA region increased 18% to €81 million (2004: €69 million) for the third quarter of 2005. At constant currencies[1], software revenues in the APA region increased 15% compared to the same period last year.
Peer Group Share
•	The strong software revenue results ($710 million globally and $240 million in the U.S. on a quarter-end U.S. dollar exchange rate basis) enabled the Company to continue to gain share against its peer group[2] worldwide and in the U.S. On a rolling four quarter basis, the Company’s worldwide share against its peer group[2] based on software revenues was 60% at the end of the third quarter of 2005, compared to 58% at the end of the second quarter of 2005 and 55% at the end of the third quarter of 2004. In the U.S., on a rolling four quarter basis, the Company’s share against its peer group[3] based on software revenues was 44% at the end of the third quarter of 2005, compared to 41% at the end of the second quarter of 2005 and 36% at the end of the third quarter of 2004.
Income
•	Operating income for the third quarter of 2005 was €517 million (2004: €461 million), which was an increase of 12% compared to the third quarter of 2004. Pro forma operating income[4] was €520 million (2004: €475 million) for the quarter, representing an increase of 9% compared to the same period in 2004.
•	The operating margin for the third quarter of 2005 was 25.7%, which was down by 0.30 percentage points compared to the same quarter in 2004. The pro forma operating margin[4] for the third quarter of 2005 was 25.8%, which represented a decrease of 0.90 percentage points compared to the same period in 2004.
•	Net income for the third quarter of 2005 was €334 million (2004: €291 million), or €1.08 per share (2004: €0.94 per share), representing an increase of 15% compared to the third quarter of 2004. Third quarter 2005 pro forma net income[4] was €337 million (2004: €302 million), or pro forma €1.09 earnings per share[4] (2004: €0.97 per share), representing an increase of 12% compared to the third quarter of 2004.

SAP Reports 20% Growth in Software Revenues	Page 3
     “The third quarter marked another strong performance for SAP,” said Henning Kagermann, CEO of SAP. “We had record third quarter software revenues, we gained share against our peer group and we extended our lead in the U.S.”
     Mr. Kagermann continued, “While we continue to move forward in delivering on our Enterprise Service Architecture roadmap, we also decided to accelerate investments. Therefore, in addition to rolling out the entire mySAP Business Suite and all of SAP’s industry solutions on SAP NetWeaver as planned in October, we also service enabled the mySAP Business Suite and industry solutions with more than 500 enterprise services. This was a significant milestone as we are the first company to deliver such a robust, service-enabled suite of software solutions. What sets us apart is that we have a clear and defined roadmap for the future of our software investments and we are investing wisely – spending on more efficient organic growth and on smart, fill-in acquisitions.”
HIGHLIGHTS – Nine Months 2005
Revenues
•	Software revenues increased 18% to €1.60 billion (2004: €1.36 billion) for the 2005 nine month period. At constant currencies[1], software revenues increased 18% for the first nine months.
•	Nine month 2005 total revenues were €5.76 billion (2004: €5.11 billion), which was an increase of 13% compared to the same 2004 nine month period. At constant currencies[1], total revenues for the first nine months of 2005 increased 13%.
Income
•	Operating income for the 2005 nine month period was €1.35 billion (2004: €1.19 billion), which was an increase of 14% compared to the same period last year. Pro forma operating income[4] for the first nine months of 2005 was €1.40 billion (2004: €1.24 billion), representing an increase of 13% compared to the first nine months of 2004.

SAP Reports 20% Growth in Software Revenues	Page 4
•	The operating margin for the 2005 nine month period was 23.5%, which was up by 0.30 percentage points compared to the same period in 2004. The pro forma operating margin[4] was 24.3% for the first nine months of 2005, which increased by 0.10 percentage points compared to the same period in 2004.
•	Net income for the first nine months of 2005 was €877 million (2004: €769 million), or €2.83 per share (2004: €2.47 per share), representing an increase of 14% compared to the first nine months of 2004. Pro forma net income[4] for the 2005 nine month period was €910 million (2004: €804 million), or pro forma €2.94 per share[4] (2004: €2.59 per share), representing an increase of 13% compared to the 2004 nine month period.
Cash Flow
•	Operating cash flow for the first nine months of 2005 was €1.02 billion (2004: €1.34 billion). Free cash flow[4,6] for the first nine months of 2005 was €832 million (2004: €1.22 billion), which was 14% as a percentage of total revenues in 2005 (2004: 24%). At September 30, 2005, the Company had €3.1 billion in liquid assets (December 31, 2004: €3.2 billion).
BUSINESS OUTLOOK
     The Company provided an update on its outlook for the full year 2005.
•	The Company raised its software revenue outlook and now expects full-year 2005 software revenues to increase in a range of 12% — 14% compared to 2004. Previously, the Company expected an increase in a range of 10% — 12%.

•	The Company continues to expect the full-year 2005 pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.0 – 0.5 percentage points compared to 2004. This has not changed from the previously issued outlook.

SAP Reports 20% Growth in Software Revenues	Page 5
•	The Company raised its pro forma earnings per share outlook and now expects full-year 2005 pro forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, to be in a range of €4.85 to €4.95 per share. The Company previously expected a range of €4.70 to €4.80 per share.

•	The Company changed its assumed average U.S. Dollar to Euro exchange rate for the above outlook to $1.25 per €1.00. The Company previously assumed an average U.S. Dollar to Euro exchange rate of $1.30 per €1.00.
Share Buy-Back Program
•	SAP’s current share buy-back program allows the Company to purchase shares in the amount of up to 10% of the total shares outstanding, or approximately 30 million shares. In the first nine months of 2005, the Company bought back 2.8 million shares at an average price of €126.07 (total amount: €347 million). This compares to 1.1 million shares bought back in the first nine months of 2004. At September 30, 2005, treasury stock stood at 6.7 million shares. Given the Company’s strong free cash flow[4,6] generation, SAP plans to continue to evaluate opportunities to buy back shares in the future.
BUSINESS REVIEW – Third Quarter and Nine Months 2005
Third Quarter 2005 key figures (in € millions, except headcount — unaudited)
SAP Group

	3Q 2005	3Q 2004	Change	% Change

Revenues	2,014	1,776	+238	+13%

Software revenues	590	491	+99	+20%

Income before taxes	517	465	+52	+11%

Net income	334	291	+43	+15%

Headcount, in full-time equivalents (Sep. 30)	35,022	31,582	+3,440	+11%

SAP Reports 20% Growth in Software Revenues	Page 6
Third Quarter 2005 Software Revenue by Region (in € millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	3Q 2005	3Q 2004	Change	% Change

Total	590	491	+99	+20%

- at constant currency rates				+19%

EMEA	263	249	+14	+6%

- at constant currency rates				+6%

Asia-Pacific	81	69	+12	+18%

- at constant currency rates				+15%

Americas	246	173	+73	+42%

- at constant currency rates				+40%
     Software revenues were strong in the Americas and Asia-Pacific regions with a solid performance from the EMEA region . In the Americas region, software revenues in the U.S. increased 34% at constant currencies1. Latin America and Canada also performed well in the Americas regions in the third quarter. In the Asia-Pacific region, Japan reported an increase in software revenues of 19% at constant currencies1. Australia and India also performed well in the Asia Pacific region in the third quarter. In the EMEA region, the outstanding results came from Germany, which was expected to improve from its 2005 first half performance. For the third quarter, software revenues in Germany increased 12%.
Third Quarter 2005 Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	3Q 2005	3Q 2004	Change	% Change

Total	2,014	1,776	+238	+13%

- at constant currency rates				+12%

EMEA	1,018	968	+50	+5%

- at constant currency rates				+5%

Asia Pacific	243	211	+32	+15%

- at constant currency rates				+12%

Americas	753	597	+156	+26%

- at constant currency rates				+23%

SAP Reports 20% Growth in Software Revenues	Page 7
Third Quarter 2005 Software Revenue by Solution (in € millions, unaudited)5
SAP Group

	Q3 2005	Q3 2004	Change	% Change

ERP	229	206	+23	+11%

SCM	98	96	+2	+2%

CRM	147	104	+43	+41%

SRM	38	33	+5	+15%

PLM	35	40	-5	-13%

SAP NetWeaver and other related products	43	12	+31	+258%

Total Software Revenue	590	491	+99	+20%
     SAP reported growth in all product areas with the exception of PLM. CRM-related software revenues increased 41% in the third quarter of 2005 and the Company continued to gain share against its peer group2 in CRM software-related revenues, strengthening its number one position in the peer group2 in CRM worldwide. At €147 million, CRM represented 25% of total software revenues. ERP-related software revenues increased 11% to €229 million and represented 39% of total software revenues. SCM-related software revenues rose 2% to €98 million and represented 17% of total software revenues. The strongest growth came from SAP NetWeaver (on a standalone basis) and other related products, which increased 258% to €43 million. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.
Nine Month 2005 key figures (in €millions, except headcount — unaudited)
SAP Group

	9 Mos 2005	9 Mos 2004	Change	% Change

Revenues	5,759	5,113	+646	+13%

Software revenues	1,600	1,358	+242	+18%

Income before taxes	1,354	1,220	+134	+11%

Net income	877	769	+108	+14%

Headcount, in full-time equivalents (Sep. 30)	35,022	31,582	+3,440	+11%

SAP Reports 20% Growth in Software Revenues	Page 8
Nine Month 2005 Software Revenue by Region (in €millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	9 Mos 2005	9 Mos 2004	Change	% Change

Total	1,600	1,358	+242	+18%

- at constant currency rates				+18%

EMEA	767	712	+55	+8%

- at constant currency rates				+8%

Asia-Pacific	231	184	+47	+26%

- at constant currency rates				+25%

Americas	602	462	+140	+30%

- at constant currency rates				+31%
Nine Month 2005 Total Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	9 Mos 2005	9 Mos 2004	Change	% Change

Total	5,759	5,113	+646	+13%

- at constant currency rates				+13%

EMEA	3,030	2,833	+197	+7%

- at constant currency rates				+7%

Asia Pacific	699	605	+94	+16%

- at constant currency rates				+15%

Americas	2,030	1,675	+355	+21%

- at constant currency rates				+22%
KEY EVENTS IN THE THIRD QUARTER OF 2005
•	Major contracts in the third quarter included Applied Materials, Bose Corporation, Carrier Corporation, North Carolina Office of the State Controller, Jim Beam Brands and FEMSA Empaques in the Americas; Allianz AG, Ministry of Defense (Netherlands), Hexagon, The Capita Group, Lloyds TSB Bank and Southern Water Services in EMEA; Horiba Ltd, Taiwan Cement Corporation, Sumitomo Corporation, Dongkuk Steel Mill and Shinhan Financial Group, CSIRO (Commonwealth Scientific and Industrial Research Organisation Australia) in APA.
•	More than 10,000 SAP customers and partners convened at SAP TechEd ’05 in Vienna and in Boston in September to learn about SAP NetWeaver and SAP’s Enterprise Services Architecture.

SAP Reports 20% Growth in Software Revenues	Page 9
•	SAP and IBM announced their intention to test and make available a low-cost, high-performance analytics packaged solution to enable clients to gather and analyze business information. The solution will integrate the new high-performance analytics capability of SAP NetWeaver with IBM BladeCenter and TotalStorage systems.
•	SAP and Siemens AG expanded their global strategic alliance through the delivery of a flexible, standards-based identity management solution. Through the SAP NetWeaver® platform, the Siemens identity management solution, HiPath SIcurity DirX Identity, integrates with SAP applications to help companies manage their employees’ IT access rights.
•	The number of independent software vendors that became certified Powered by SAP NetWeaver partners increased significantly. To date, 855 solutions, developed by 522 ISVs, have achieved Powered by SAP NetWeaver or Certified for SAP NetWeaver status.
•	SAP acquired Toronto-based Triversity, a leading North American provider of point-of-sale (POS) retail software solutions, to extend its market leadership in the retail sector.
•	SAP announced the extension of its Safe Passage program for Oracle’s customers using PeopleSoft and JD Edwards (JDE) solutions to cover business process outsourcing (BPO).
•	SAP announced results of its collaboration with Kimberly-Clark Corporation (NYSE: KMB), a global health and hygiene company, to develop and implement the industry’s next generation of business solutions with radio frequency identification (RFID).
•	SAP employees joined in the FIRST LEGO League (FLL), a hands-on robotics program developed by The LEGO Group and U.S.-based nonprofit organization FIRST (For Inspiration and Recognition of Science and Technology).
•	SAP announced a software deployment advancing NATO’s efforts to improve “net-centric” military capabilities. The Coalition Warrior Interoperability Demonstration demonstrated the reliability of the SAP for Defense & Security solution to transfer information between enterprise resource planning and command and control systems.
•	SAP announced a recent round of informal discussions involving the U.S. Department of Commerce, European Union (EU) officials and other public and private leaders on the opportunities presented by radio frequency identification (RFID) technology.
•	SAP and Siemens Automation and Drives announced their intent to form a partnership to deliver a solution to help companies eliminate the disconnect of mission-critical information between Manufacturing Execution Systems and business software solutions.

SAP Reports 20% Growth in Software Revenues	Page 10
Webcast/Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 PM (CET) / 2:00 PM (GMT) / 9:00 AM (Eastern) / 6:00 AM (Pacific). The conference call will be web cast live at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found on the Company’s website at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software solutions*. Today, more than 29,800 customers in over 120 countries run more than 100,600 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2005 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Tony Roddam, +49 (6227) 7-49133, tony.roddam@sap.com, CET
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(Tables to follow)

SAP Reports 20% Growth in Software Revenues	Page 11
Consolidated Income Statements
SAP-Group 3rd quarter
(unaudited)
(in EUR millions)

	2005	2004	Δ
Software revenue	590	491	20%
Maintenance revenue	802	720	11%
Product revenue	1,392	1,211	15%
Consulting revenue	519	482	8%
Training revenue	84	75	12%
Service revenue	603	557	8%
Other revenue	19	8	138%
Total revenue	2,014	1,776	13%

Cost of product	-219	-192	14%
Cost of service	-464	-434	7%
Research and development	-276	-240	15%
Sales and marketing	-430	-356	21%
General and administration	-107	-91	18%
Other income/expenses, net	-1	-2	-50%
Total operating expense	-1,497	-1,315	14%

Operating income	517	461	12%

Other non-operating income/ expenses, net	-11	5	N/A
Financial income, net	11	-1	N/A
Income before income taxes	517	465	11%

Income taxes	-182	-173	5%
Minority interest	-1	-1	0%
Net income	334	291	15%

Basic earnings per share (in €)	1.08	0.94	15%

SAP Reports 20% Growth in Software Revenues	Page 12
Consolidated Income Statements
SAP-Group 3rd quarter
(unaudited)
additional information
(in EUR millions)

	2005	2004	Δ
Pro forma EBITDA reconciliation:

Net income	334	291	15%

Minority interest	1	1	0%
Income taxes	182	173	5%

Net income before income taxes	517	465	11%
Financial income, net	-11	1	N/A
Other non-operating income/expenses, net	11	-5	N/A

Operating Income	517	461	12%
Depreciation & Amortization	54	53	2%
Pro forma EBITDA 4,6)	571	514	11%
as a % of Sales	28%	29%

Pro forma operating income reconciliation:

Operating Income	517	461	12%
LTI/STAR	-6	6	N/A
Settlement of stock-based compensation programs	0	0	N/A

Total stock-based compensation	-6	6	N/A
Acquisition-related charges	9	8	13%

Pro forma operating income excluding stock-based compensation & acquisition-related charges 4)	520	475	9%

SAP Reports 20% Growth in Software Revenues	Page 13
Consolidated Income Statements
SAP-Group 3rd quarter
(unaudited)
additional information
(in EUR millions)

	2005	2004	Δ
Financial income, net	11	-1	N/A
- thereof impairment-related charges	-1	-2	-50%

Income before income taxes	517	465	11%
Income taxes	182	173	5%
Effective Tax Rate	35%	37%

Pro forma Net income reconciliation:

Net income	334	291	15%
Stock-based compensation, net of tax	-4	4	N/A
Acquisition-related charges, net of tax	6	5	20%
Impairment-related charges, net of tax	1	2	-50%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 4)	337	302	12%

Pro forma EPS reconciliation:

Earnings per share (in €)	1.08	0.94	15%
Stock-based compensation	-0.01	0.01	N/A
Acquisition-related charges	0.02	0.02	N/A
Impairment-related charges	0.00	0.00	N/A
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 4)	1.09	0.97	12%
Weighted average number of shares (in thousands)	309,792	310,784

SAP Reports 20% Growth in Software Revenues	Page 14
Consolidated Income Statements
SAP-Group Nine months ended September 30
(unaudited)
(in EUR millions)

	2005	2004	Δ
Software revenue	1,600	1,358	18%
Maintenance revenue	2,320	2,084	11%
Product revenue	3,920	3,442	14%
Consulting revenue	1,534	1,411	9%
Training revenue	247	223	11%
Service revenue	1,781	1,634	9%
Other revenue	58	37	57%
Total revenue	5,759	5,113	13%

Cost of product	-636	-574	11%
Cost of service	-1,386	-1,274	9%
Research and development	-844	-732	15%
Sales and marketing	-1,239	-1,081	15%
General and administration	-308	-265	16%
Other income/expenses, net	5	-2	N/A
Total operating expense	-4,408	-3,928	12%

Operating income	1,351	1,185	14%

Other non-operating income/ expenses, net	0	-1	-100%
Financial income, net	3	36	-92%
Income before income taxes	1,354	1,220	11%

Income taxes	-475	-447	6%
Minority interest	-2	-4	-50%
Net income	877	769	14%

Basic earnings per share (in €)	2.83	2.47	14%

SAP Reports 20% Growth in Software Revenues	Page 15
Consolidated Income Statements
SAP-Group Nine months ended September 30
(unaudited)
additional information
(in EUR millions)

	2005	2004	Δ
Pro forma EBITDA reconciliation:

Net income	877	769	14%

Minority interest	2	4	-50%
Income taxes	475	447	6%

Net income before income taxes	1,354	1,220	11%
Financial income, net	-3	-36	-92%
Other non-operating income/expenses, net	0	1	-100%

Operating Income	1,351	1,185	14%
Depreciation & Amortization	155	153	1%
Pro forma EBITDA 4,6)	1,506	1,338	13%
as a % of Sales	26%	26%

Pro forma operating income reconciliation:

Operating Income	1,351	1,185	14%
LTI/STAR	23	28	-18%
Settlement of stock-based compensation programs	0	1	-100%

Total stock-based compensation	23	29	-21%
Acquisition-related charges	23	21	10%

Pro forma operating income excluding stock-based compensation & acquisition-related charges 4)	1,397	1,235	13%

SAP Reports 20% Growth in Software Revenues	Page 16
Consolidated Income Statements
SAP-Group Nine months ended September 30
(unaudited)
additional information
(in EUR millions)

	2005	2004	Δ
Financial income, net	3	36	-92%
- thereof impairment-related charges	-3	-3	0%

Income before income taxes	1,354	1,220	11%
Income taxes	475	447	6%
Effective Tax Rate	35%	37%

Pro forma Net income reconciliation:

Net income	877	769	14%
Stock-based compensation, net of tax	16	19	-16%
Acquisition-related charges, net of tax	14	13	8%
Impairment-related charges, net of tax	3	3	0%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 4)	910	804	13%

Pro forma EPS reconciliation:

Earnings per share (in €)	2.83	2.47	14%
Stock-based compensation	0.05	0.06	-16%
Acquisition-related charges	0.05	0.05	8%
Impairment-related charges	0.01	0.01	0%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 4)	2.94	2.59	13%
Weighted average number of Shares (in thousands)	309,791	310,857

SAP Reports 20% Growth in Software Revenues	Page 17
Consolidated Balance Sheets
SAP Group
PRELIMINARY and UNAUDITED
(in EUR millions)
ASSETS

	09/30/2005	12/31/2004	Δ
Intangible assets	634	525	21%
Property, plant and equipment	1,054	999	6%
Financial assets	529	100	429%

FIXED ASSETS	2,217	1,624	37%

Accounts receivables	1,795	1,929	-7%
Inventories and other assets	639	549	16%
Liquid assets/Marketable securities	3,136	3,207	-2%

CURRENT ASSETS	5,570	5,685	-2%

DEFERRED TAXES	183	206	-11%

PREPAID EXPENSES	100	70	43%

TOTAL ASSETS	8,070	7,585	6%
SHAREHOLDERS’ EQUITY AND LIABILITIES

	09/30/2005	12/31/2004	Δ
SHAREHOLDERS’ EQUITY	5,128	4,594	12%

MINORITY INTEREST	14	22	-36%

RESERVES AND ACCRUED LIABILITIES	1,650	1,908	-14%

OTHER LIABILITIES	657	736	-11%

DEFERRED INCOME	621	325	91%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	8,070	7,585	6%

Days Sales Outstanding	68	71

SAP Reports 20% Growth in Software Revenues	Page 18
Consolidated Statements of Cash Flows
SAP Group
(unaudited)
Nine months ended September 30,
(in EUR millions)

	2005	2004
Net income	877	769
Minority interest	2	4
Income before minority interest	879	773
Depreciation and amortization	155	153
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	-4	-14
Write-downs of financial assets, net	3	7
Impacts of hedging	27	0
Change in accounts receivable and other assets	76	288
Change in deferred stock compensation	-31	0
Change in reserves and liabilities	-331	-66
Change in deferred taxes	-10	6
Change in other current assets	-45	-72
Change in deferred income	296	263
Net cash provided by operating activities	1,015	1,338
Acquisition of minorities in subsidiaries	-28	-167
Purchase of intangible assets and property, plant and equipment	-260	-136
Purchase of financial assets	-436	-34
Proceeds from disposal of fixed assets	19	57
Change in liquid assets (maturities greater than 90 days) and marketable securities	1,011	-820
Net cash used in investing activities	306	-1,100
Dividends paid	-340	-249
Change in treasury stock	-191	-108
Change in bonds	34	17
Other changes to additional paid-in-capital	29	6
Principal payments made on/Proceeds from line of credit and long-term debt	0	57
Proceeds from acquired derivative equity instruments (STAR-hedge)	39	0
Acquisition of derivative equity instruments (STAR-hedge)	-47	-43
Net cash used in financing activities	-476	-320
Effect of foreign exchange rates on cash	95	-1
Net change in cash and cash equivalents	940	-83
Cash and cash equivalents at the beginning of the period	1,513	984
Cash and cash equivalents at the end of the period	2,453	901

SAP Reports 20% Growth in Software Revenues	Page 19
Nine Month Free Cash Flow (in €millions, unaudited)
SAP Group

	9 Mos 2005	9 Mos 2004	% Change

Operating Cash Flow	1,015	1,338	-24
Capital Expenditure	-183	-117	+56

Free Cash Flow [4,6]	832	1,221	-32
Free Cash Flow as a % of Revenue	14%	24%	-10 PP

Total Revenue	5,759	5,113	+13

Footnotes
1)	Constant currency data excludes the impact of currency exchange rates.
2)	Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle, PeopleSoft and Retek were combined based on publicly available data. Subsequent revisions of peer group data will often occur as a result of using estimated data at the time the peer group share is originally calculated because actual data is often not yet available.
3)	U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle, PeopleSoft and Retek were combined based on publicly available data. Subsequent revisions of peer group data will often occur as a result of using estimated data at the time the peer group share is originally calculated because actual data is often not yet available.
4)	Non-GAAP Measures:
This press release discloses certain financial measures such as pro forma EBIDTA, free cash flow, pro forma operating income, pro forma expenses, pro forma net income, pro forma earnings per share (EPS) and currency-adjusted year-on-year changes in revenue and operating income. These measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. The non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by SAP may be different from pro forma measures used by other companies.

SAP Reports 20% Growth in Software Revenues	Page 20
Management believes that pro forma operating income, pro forma expenses, pro forma net income and pro forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of SAP’s core operations. The pro forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.
Eliminated expenses in pro forma expenses, pro forma operating income, pro forma net income and pro forma EPS are defined as follows:
•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR, LTI and SOP) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
Please note: In the second quarter of 2005, SAP changed its definition of “acquisition-related charges” which is used to determine SAP’s pro forma operating income, pro forma earnings per share and other pro forma information provided by SAP. In the past, SAP regarded amortization of intangibles only as acquisition-related charges if the intangibles were acquired as part of an acquisition of an entire business. In the future, SAP expects to conduct acquisitions more frequently by acquiring from the target only the intellectual property rights and other related intangibles instead of acquiring the target’s entire business. Therefore, beginning in the second quarter of 2005, SAP will also regard as acquisition-related charges the amortization of intellectual property rights, patents etc. that were acquired individually, i.e. not as part of a business combination. This change in definition has no material impact on any pro forma information provided in the past, as SAP has so far not conducted any material acquisitions of intangibles outside of business combinations.

5)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. SAP’s solution reporting includes the following specific software solutions: ERP (Enterprise Resource Planning), SCM (Supply Chain Management), CRM (Customer Relationship Management), SRM (Supplier Relationship Management), PLM (Product Lifecycle Management) and SAP NetWeaver and other related products.

6)	Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.